Exhibit 99.1

 FOR IMMEDIATE RELEASE

NICOLET BANKSHARES, INC. ANNOUNCES THIRD QUARTER 2019 EARNINGS

•	Net income of $13.5 million, 25% above third quarter 2018

•	Net income of $42.3 million for first nine months of 2019, 40% higher than the comparable 2018 period

•	Earnings per diluted common share of $1.40 and $4.36 for the three and nine months ended September 30

•	Annualized return on average assets of 1.73% and 1.85% for the three and nine months ended September 30

•	$2.2 billion in loans at September 30, 5% increase over a year ago

Green Bay, Wisconsin, October 15, 2019 - Nicolet Bankshares, Inc. (NASDAQ: NCBS) (“Nicolet”) announced third quarter 2019 net income of $13.5 million and earnings per diluted common share of $1.40, compared to $18.5 million and $1.91 for second quarter 2019, and $10.9 million and $1.09 for third quarter 2018, respectively. Annualized quarterly return on average assets was 1.73%, 2.46% and 1.45%, for third quarter 2019, second quarter 2019 and third quarter 2018, respectively.

Net income for the nine months ended September 30, 2019 was $42.3 million, 40% higher than $30.2 million for the first nine months of 2018, and earnings per diluted common share was $4.36, 44% higher than $3.02 for the comparable period a year ago. Annualized return on average assets for the first nine months of 2019 and 2018 was 1.85% and 1.36%, respectively.

During second quarter 2019, net income favorably included $5.4 million (or $0.55 of diluted earnings per share) related to two actions combined, the sale of 80% of Nicolet's equity investment in a data processing entity ($7.4 million after-tax gain) and retirement-related compensation declared to benefit all employees after that sale ($2.0 million after-tax cost), impacting the 2019 year-to-date and linked-quarter comparisons.

"We continue to execute on our strategic initiatives and consistently deliver solid financial results for our shareholders," Bob Atwell, Chairman and CEO of Nicolet, said. "Our focus remains on organic and acquisition growth, loan and deposit pricing discipline in the challenging rate environment, and investing in operational efficiencies and innovations to serve the customer experience effectively.”

“We are pleased with improvements in all our revenue lines, especially our mortgage performance this quarter. Mortgage activity is a major portal to retail relationships and a granular deposit base," said Mike Daniels, President and CEO of Nicolet National Bank. “In this competitive environment, we also continue to generate strong commercial loan growth maintaining disciplined underwriting standards, and our credit quality remains excellent."

"We are now less than a month away from closing our acquisition of Choice Bank, the lead local bank in Oshkosh," Daniels said. "The integration plans are well underway, and we look forward to welcoming new employees and customers in early November."

At September 30, 2019, assets were $3.1 billion (up 3% since September 30, 2018), loans were $2.2 billion (up 5%), and deposits were $2.6 billion (up 2%). Since June 30, period end loans increased $40 million or 7% annualized, with the majority in commercial loans, while deposits increased $48 million or 7% annualized, with growth in transaction accounts exceeding the decline in time deposits. Year-over-year, average loans increased 3% and average deposits grew 2%.

Asset quality remained exceptional, with nonperforming assets of only $11 million, representing 0.34% of total assets at September 30, 2019. The allowance for loan losses represented 0.61% of total loans at September 30, 2019. The provision for loan losses was $0.9 million for the nine months ended September 30, 2019 (covering $0.4 million of net charge-offs), compared to $1.4 million (covering $1.0 million of net charge-offs) for the nine months ended September 30, 2018.

Compared to second quarter 2019, net interest income increased $0.2 million (1%), despite continued pressure from recent Federal Reserve cuts to short-term interest rates. Excluding net asset gains, third quarter noninterest income grew $1.0 million (9%) over second quarter, predominantly from stellar net mortgage income. Noninterest expense decreased $2.8 million (11%) from second quarter, due principally to $2.75 million of retirement-related compensation actions in second quarter. Income tax expense increased $1.8 million as third quarter returned to a more normal effective tax rate of 25.3%,whereas second quarter was 13.2% given the favorable tax treatment on the equity investment sale, BOLI death benefit, and the tax benefit on stock-based compensation.

Net interest income increased $2.2 million (8%) between the comparable third quarter periods, driven mostly by net positive volume and rate variances, as aggregate discount income was similar between the quarters. Net interest income and margin improvements benefited from a higher mix of average earning assets in loans, as well as a 22 bps increase in the earning asset yield and only a 13 bps increase in the cost of funds. Noninterest income excluding net asset gains increased $1.5 million (15%) mostly from strong net mortgage income, while noninterest expense was minimally changed (down $0.2 million or 1%) between the comparable third quarter periods.

Total capital was $428 million at September 30, 2019, an increase of $17 million or 4% since June 30, 2019, with strong third quarter earnings and positive net fair value investment changes. During third quarter 2019, we repurchased minimal shares of our common stock and will continue to be opportunistic with respect to such repurchases. At September 30, 2019, there remained $24.4 million authorized under the repurchase program, as modified, to be utilized from time-to-time to repurchase shares in the open market, through block transactions or in private transactions.

On June 26, 2019, Nicolet entered into a definitive merger agreement with Choice Bancorp, Inc. ("Choice") under which Choice will merge with and into Nicolet to create the largest community bank in the Oshkosh marketplace. The acquisition will involve stock-for-stock consideration at a fixed exchange ratio, subject to cap and collar provisions provided for in the merger agreement. At September 30, 2019, Choice had total assets of $438 million, loans of $347 million, deposits of $308 million, and equity of $46 million. The merger is expected to close on November 8, 2019, pending the Choice shareholder vote on October 22, 2019 and other customary closing conditions.

About Nicolet Bankshares, Inc.
Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

Important Information for Investors

This communication relates to the proposed merger transaction involving Nicolet and Choice. In connection with the proposed merger, Nicolet and Choice have filed a proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, CHOICE INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, CHOICE AND THE PROPOSED MERGER. The proxy statement/prospectus was mailed to shareholders of Choice on or about September 10, 2019. Investors may obtain copies of the proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet are available free of charge on Nicolet’s website at www.nicoletbank.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the federal securities law. Statements in this release that are not strictly historical are forward-looking and based upon current expectations that may differ materially from actual results. These forward-looking statements, identified by words such as “will”, “expect”, “believe”, “prospects”, or other words of similar meaning, involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the statements made herein. These risks and uncertainties include, but are not limited to, general economic trends and changes in interest rates, increased competition, regulatory or legislative developments affecting the financial industry generally or Nicolet specifically, the interpretation of tax legislation, changes in consumer demand for financial services, the possibility of unforeseen events affecting the industry generally or Nicolet specifically, the uncertainties associated with newly developed or acquired operations and market disruptions. Nicolet undertakes no obligation to release revisions to these forward-looking statements publicly to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

In addition to factors previously disclosed in Nicolet’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and Choice and between Nicolet National Bank and Choice Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet’s and Choice’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Nicolet’s and Choice’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and Choice may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) Choice’s shareholders may fail to approve the transaction; (6) reputational risks and the reaction of the companies’ customers to the transaction; (7) diversion of management time on merger related issues; (8) changes in asset quality and credit risk; (9) the cost and availability of capital; (10) customer acceptance of the combined company’s products and services; (11) customer borrowing, repayment, investment and deposit practices; (12) the introduction, withdrawal, success and timing of business initiatives; (13) the impact, extent, and timing of technological changes; (14) severe catastrophic events in our geographic area; (15) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (16) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (17) the impact of interest rates on margins and net interest income; and (18) competition from other financial services companies in the companies’ markets could adversely affect operations. Additional factors that could cause Nicolet’s results to differ materially from those described in the forward-looking statements can be found in Nicolet’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Nicolet, Choice or the proposed merger or other matters and attributable to Nicolet, Choice or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Nicolet and Choice do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited)
	At or for the Three Months Ended					At or for the Nine Months Ended
(In thousands, except per share data)	9/30/2019	6/30/2019	3/31/2019	12/31/2018	9/30/2018	9/30/2019	9/30/2018
Results of operations:
Interest income	$34,667	$34,570	$33,159	$32,327	$31,880	$102,396	$93,210
Interest expense	5,477	5,626	5,684	5,298	4,938	16,787	13,591
Net interest income	29,190	28,944	27,475	27,029	26,942	85,609	79,619
Provision for loan losses	400	300	200	240	340	900	1,360
Net interest income after provision for loan losses	28,790	28,644	27,275	26,789	26,602	84,709	78,259
Noninterest income	12,312	18,560	9,186	9,797	10,649	40,058	29,712
Noninterest expense	22,887	25,727	22,759	21,621	23,044	71,373	68,137
Income before income tax expense	18,215	21,477	13,702	14,965	14,207	53,394	39,834
Income tax expense	4,603	2,833	3,352	4,015	3,268	10,788	9,431
Net income	13,612	18,644	10,350	10,950	10,939	42,606	30,403
Net income attributable to noncontrolling interest	82	95	83	87	80	260	230
Net income attributable to Nicolet Bankshares, Inc.	$13,530	$18,549	$10,267	$10,863	$10,859	$42,346	$30,173
Earnings per common share:
Basic	$1.45	$1.98	$1.09	$1.14	$1.13	$4.51	$3.12
Diluted	$1.40	$1.91	$1.05	$1.11	$1.09	$4.36	$3.02
Common Shares:
Basic weighted average	9,347	9,374	9,461	9,526	9,633	9,394	9,679
Diluted weighted average	9,697	9,692	9,758	9,814	9,949	9,707	10,004
Outstanding	9,363	9,327	9,431	9,495	9,577	9,363	9,577
Noninterest Income:
Trust services fee income	$1,594	$1,569	$1,468	$1,583	$1,638	$4,631	$4,915
Brokerage fee income	2,113	2,002	1,810	1,968	1,732	5,925	5,074
Mortgage income, net	3,700	2,059	1,203	1,834	1,902	6,962	4,510
Service charges on deposit accounts	1,223	1,194	1,170	1,208	1,247	3,587	3,637
Card interchange income	1,735	1,660	1,420	1,583	1,481	4,815	4,082
BOLI income	495	880	459	489	1,019	1,834	1,929
Other noninterest income	1,166	1,624	1,484	1,285	1,484	4,274	4,243
Noninterest income without net gains	12,026	10,988	9,014	9,950	10,503	32,028	28,390
Asset gains (losses), net	286	7,572	172	(153)	146	8,030	1,322
Total noninterest income	$12,312	$18,560	$9,186	$9,797	$10,649	$40,058	$29,712
Noninterest Expense:
Personnel expense	$12,914	$15,358	$12,537	$11,327	$12,983	$40,809	$38,149
Occupancy, equipment and office	3,454	3,757	3,750	3,673	3,660	10,961	10,901
Business development and marketing	1,428	1,579	1,281	1,185	1,334	4,288	4,139
Data processing	2,515	2,350	2,355	2,420	2,375	7,220	7,094
Intangibles amortization	914	969	1,053	1,053	1,054	2,936	3,336
Other noninterest expense	1,662	1,714	1,783	1,963	1,638	5,159	4,518
Total noninterest expense	$22,887	$25,727	$22,759	$21,621	$23,044	$71,373	$68,137

Nicolet Bankshares, Inc.
Consolidated Financial Summary (Unaudited) - Continued
	At or for the Three Months Ended					At or for the Nine Months Ended
(In thousands, except per share data)	9/30/2019	6/30/2019	3/31/2019	12/31/2018	9/30/2018	9/30/2019	9/30/2018
Period-End Balances:
Loans	$2,242,931	$2,203,273	$2,189,688	$2,166,181	$2,143,457	$2,242,931	$2,143,457
Allowance for loan losses	13,620	13,571	13,370	13,153	12,992	13,620	12,992
Securities available for sale, at fair value	419,300	403,989	407,693	400,144	410,911	419,300	410,911
Goodwill and other intangibles, net	121,371	122,285	123,254	124,307	125,360	121,371	125,360
Total assets	3,105,671	3,054,813	3,041,091	3,096,535	3,000,902	3,105,671	3,000,902
Deposits	2,584,447	2,536,639	2,538,486	2,614,138	2,522,156	2,584,447	2,522,156
Stockholders’ equity	428,014	411,415	398,767	386,609	377,171	428,014	377,171
Book value per common share	45.71	44.11	42.28	40.72	39.38	45.71	39.38
Tangible book value per common share (1)	32.75	31.00	29.21	27.62	26.29	32.75	26.29
Average Balances:
Loans	$2,218,307	$2,189,070	$2,179,420	$2,142,870	$2,134,448	$2,195,742	$2,122,280
Securities available for sale, at fair value	399,090	402,934	409,580	421,693	412,280	403,829	407,406
Interest-earning assets	2,763,997	2,702,357	2,734,936	2,693,752	2,664,316	2,733,870	2,664,081
Total assets	3,094,546	3,022,383	3,047,068	2,996,553	2,971,247	3,054,840	2,971,022
Deposits	2,563,821	2,514,226	2,556,927	2,518,378	2,497,439	2,545,017	2,505,776
Interest-bearing liabilities	1,895,754	1,892,775	1,946,210	1,867,327	1,931,119	1,911,395	1,980,329
Goodwill and other intangibles, net	121,895	122,841	123,892	124,930	125,798	122,869	126,741
Stockholders’ equity	420,864	404,345	391,027	379,846	375,507	405,521	368,867
Financial Ratios: (2)
Return on average assets	1.73%	2.46%	1.37%	1.44%	1.45%	1.85%	1.36%
Return on average common equity	12.75	18.40	10.65	11.35	11.47	13.96	10.94
Return on average tangible common equity (1)	17.95	26.43	15.59	16.91	17.25	20.03	16.66
Average equity to average assets	13.60	13.38	12.83	12.68	12.64	13.27	12.42
Stockholders’ equity to assets	13.78	13.47	13.11	12.49	12.57	13.78	12.57
Tangible common equity to tangible assets (1)	10.28	9.86	9.44	8.83	8.76	10.28	8.76
Loan yield	5.56	5.66	5.51	5.38	5.35	5.58	5.28
Earning asset yield	4.97	5.11	4.89	4.76	4.75	4.99	4.67
Cost of interest-bearing deposits	1.00	1.05	1.04	0.98	0.87	1.03	0.77
Cost of funds	1.14	1.19	1.18	1.12	1.01	1.17	0.92
Net interest margin	4.19	4.28	4.05	3.98	4.02	4.17	3.99
Net loan charge-offs to average loans	0.06	0.02	(0.00)	0.01	0.04	0.03	0.06
Nonperforming loans to total loans	0.41	0.35	0.40	0.25	0.48	0.41	0.48
Nonperforming assets to total assets	0.34	0.26	0.30	0.19	0.38	0.34	0.38
Allowance for loan losses to loans	0.61	0.62	0.61	0.61	0.61	0.61	0.61
Efficiency ratio	55.19	64.01	61.91	58.03	61.08	60.27	62.58
Effective tax rate	25.27	13.19	24.46	26.83	23.00	20.20	23.68
Selected Items:
Interest income resolved PCI loans (rounded)	$1,800	$1,300	$200	$100	$300	$3,300	$1,900
Tax-equivalent adjustment net interest income	251	263	272	278	285	786	872
Tax benefit on stock-based compensation	(128)	(739)	(144)	(23)	—	(1,011)	(159)
Common stock repurchased (dollars) (3)	$576	$9,142	$5,600	$5,233	$4,428	$15,318	$16,944
Common stock repurchased (full shares) (3)	9,300	151,098	102,655	100,245	81,280	263,053	307,826

1
The ratios of tangible book value per common share, return on average tangible common equity, and tangible common equity to tangible assets exclude goodwill and other intangibles, net. These financial ratios have been included as they are considered to be critical metrics with which to analyze and evaluate financial condition and capital strength.

2	Income statement-related ratios for partial-year periods are annualized.

3	Reflects common stock repurchased under board of director authorizations for the common stock repurchase program.